As filed with the Securities and Exchange Commission on May 11, 1999
                                                    Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              --------------------

                               INSILCO HOLDING CO.
             (exact name of registrant as specified in its charter)

               Delaware                                06-1158291
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)               Identification Number)

                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 Kenneth H. Koch
                       Vice President and General Counsel
                               Insilco Holding Co.
                              425 Metro Place North
                                   Fifth Floor
                               Dublin, Ohio 43017
                                 (614) 792-0468
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                              --------------------

                                   Copies to:
                            Richard D. Truesdell, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

                              --------------------

      Approximate date of commencement of proposed sale to public: From time to time following the effectiveness of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [x]

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]




                                                     CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                    Amount           Proposed Maximum        Proposed Maximum
               Title of Each Class of               to be           Offering Aggregate      Aggregate Offering        Amount of
             Securities to be Registered          Registered       Price Per Security(1)         Price(1)         Registration Fee
----------------------------------------------------------------------------------------------------------------------------------

Warrants to purchase common stock............  120,000 warrants         $45.00 (2)              5,400,000               $1,502
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per share......  62,400 shares (3)        $24.00 (4)              1,497,600                 $417
----------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of registration fee.
(2) Based on the exercise price of the Warrants.
(3) 62,400 shares of common stock of the Company are issuable upon exercise of the Warrants being registered hereunder, plus a presently indeterminable number of shares of Common Stock, if any, as shall be issuable from time to time as required pursuant to adjustments under the Warrants.
(4) The average of the bid and asked prices of the Common Stock in the over-the-counter market on May 5, 1999.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION, DATED May 11, 1999

PROSPECTUS
Issued ______, 1999

                               INSILCO HOLDING CO.

                                  COMMON STOCK
                        WARRANTS TO PURCHASE COMMON STOCK

                               ------------------


      This prospectus relates to the resale of 120,000 warrants to purchase shares of our common stock, par value $.001 per share, by certain holders named in this prospectus or in an accompanying supplement to this prospectus. This prospectus also relates to the issuance and sale of shares of our common stock upon the exercise of the warrants. All of the common stock and warrants being registered may be offered and sold from time to time by certain of the holders. See "Plan of Distribution."

      We will not receive any proceeds from the sale of the common stock or warrants by the selling holders, other than payment of the exercise price of the warrants. The warrants were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. The warrants are being registered by the Company pursuant to registration rights granted in connection with the placement of the warrants.

      For a more detailed description of the warrants, see "Description of Warrants" beginning on page 17.

      For a more detailed description of our common stock, see "Description of Capital Stock" beginning on page 20.

      We have agreed to bear certain expenses in connection with the registration and sale of the warrants and the common stock being offered by the warrantholders.

      Our common stock is traded in the over-the-counter market under the symbol "INSL." On May 5, 1999, the last sale price for our common stock in the over-the-counter market was $23 1/2 per share.

      See "Risk Factors" beginning on page 7 hereof for certain information that should be considered by you.

                            ------------------------


      Neither the Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

      You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                            ------------------------

                                TABLE OF CONTENTS
                            ------------------------


                                                                            Page
                                                                            ----


Prospectus Summary............................................................3
Risk Factors..................................................................7
Use of Proceeds..............................................................13
Management...................................................................13
Warrantholders...............................................................15
Description of Warrants......................................................17
Description of Capital Stock.................................................20
Certain Federal Income Tax Consequences......................................23
Plan of Distribution.........................................................26
Legal Matters................................................................26
Experts......................................................................26

                            ------------------------


                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports and other information with the U.S. Securities and Exchange Commission (the "SEC"). Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the document listed below (SEC File
No. 333-71947) and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      (i)  Holding's Annual Report on Form 10-K............ Year ended
December 31, 1998

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Corporate Secretary
                               Insilco Holding Co.
                              425 Metro Place North
                               Dublin, Ohio 43017

                                     SUMMARY

      This section summarizes the more detailed information in this prospectus and you should read all of such information carefully and in its entirety. Because various entities discussed in this prospectus have similar sounding names, we refer to ourselves, as "Holdings," "we," "us" or "our company," and we refer to Insilco Corporation, our wholly-owned subsidiary as "Insilco." For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."


                                   THE COMPANY

Overview

      We produce automotive, telecommunications and electronics components, and are a leading specialty publisher of student yearbooks.

      We report our financial results in four segments:

      o   the Automotive Components segment, which manufactures

          o transmission components and assemblies and

          o heat exchangers (such as radiators and air conditioning condensers) and heat exchanger tubing;

       o  the Technologies segment, which manufactures

          o high performance data-grade connectors for the telecommunications and networking markets,

          o cable and wire assemblies primarily for the telecommunications market, and

          o precision metal stampings and power transformers primarily for the electronics market.

       o Specialty Publishing, which produces student yearbooks and other specialty books.

       o Other, which manufactures stainless steel tubing and mills, machinery and equipment for the heat exchanger market.

      Our portfolio of businesses serves several market segments, which we believe tends to minimize the effects of cyclicality and diversify business risk from any one market. Our broad base of more than 17,000 customers includes automotive and non-automotive original equipment manufacturers ("OEMs"), telecommunications, networking and electronics companies and school yearbook departments nationwide.

   The Automotive Components Segment:

      Our automotive components segment consists of:

          o Thermal Components which produces aluminum-and copper-based heat exchanger tubing for automotive OEMs and Tier 1 suppliers, and also manufactures radiators, air conditioning condensers and other heat exchangers for automotive and industrial applications.

          o Steel Parts which is the leading supplier of automatic transmission clutch plates to Ford and produces other stamped components for OEMs and Tier 1 suppliers.

          o Thermalex, a joint venture owned equally by us and Mitsubishi Aluminum Co., Ltd. ("Mitsubishi Aluminum"), which is, we believe, the nation's leading producer of precision extruded multi-port aluminum heat exchanger tubing used in automotive air-conditioning condensers.

   The Technologies Segment

      Our technologies segment generally focuses on niche products which are designed for specific customer applications and seeks to supply all or a substantial portion of its customers' requirements. The group has four operating units:

      o Escod Industries, a supplier of cable and wire assemblies to the telecommunications market, including Northern Telecom and Siemens Telecom Network;

      o Stewart Connector and EFI, producers of high performance data-grade connectors for the computer networking and telecommunications markets;

      o Stewart Stamping, a producer of highly customized precision stamped metal parts, primarily for the electronics industry; and

      o Signal Transformer, a producer of 50-60 Hz power transformers used in a variety of products.

   Specialty Publishing

      Taylor Publishing Company ("Taylor") is one of the nation's leading publishers of student yearbooks. We believe that Taylor was the first major yearbook publisher to make extensive use of digital pre-press technology (permitting cutting, pasting, and rescaling of text and graphics on a computer) as opposed to the more widely used pre-press process which involves manual cutting, pasting and rescaling. We believe that we use digital pre-press technology more extensively than our competitors, and that this technology offers yearbook departments superior quality and greater flexibility in altering page design. The student yearbook business is not very cyclical, has low customer turnover and many of the sales are pre-paid.

   Other

      o Romac which produces stainless steel tubing for marine, architectural, industrial and automotive applications.

      o McKenica which manufactures high speed welded tube mills and other machinery and equipment for the heat exchanger market.

Business Strategy

      We seek sales growth through internal growth and acquisitions. In addition, we seek to improve operating margins through cost reduction programs and an ongoing process of efficiency improvements. Our strategy includes the following:

   Focus on Niche Markets

   Develop New Products and Applications

   Increase Value-Added Content

   Implement Cost Reduction Programs and Efficiency Improvements

   Expand Strategic Acquisitions and Partnerships; Divestitures

      For more complete information on our business strategies, you should read the section called "Business--Business Strategies."

Recent Developments

      The Mergers. On August 17, 1998, we formed a wholly owned subsidiary which was then merged with and into Insilco (what we call the "Reorganization Merger"). In the merger, each of Insilco existing stockholders had his or her shares converted into the same number of our shares and the right to receive $0.01 per share in cash, and we became Insilco's corporate parent. Promptly following the Reorganization Merger, a second merger took place pursuant to which Silkworm Acquisition Corporation, an affiliate of DLJ Merchant Banking Partners II, L.P., merged with and into us (what we call the "Merger," and together with the Reorganization Merger, the "Mergers") and each share of our common stock was converted into the right to receive $43.47 in cash and retain
0.03378 of a share of our common stock. Thus, as a result of the Mergers, each of Insilco's existing stockholders:

          -- received $43.48 in cash (consisting of $.01 received in the Reorganization Merger and $43.47 received in the Merger) and

          --   retained 0.03378 of a share of our common stock.

      In conjunction with the Mergers, DLJ Merchant Banking Partners II, L.P. and certain related funds and entities (what we call the "DLJMB Funds") purchased 1,400,000 shares of our 15% Senior Exchangeable Preferred Stock due 2012 (the "PIK Preferred Stock"), and warrants to purchase 65,603 shares of our common stock at an exercise price of $0.01 per share.

      As a result of those transactions, following the Mergers,

      o Insilco stockholders received, in the aggregate, approximately 10.1% (9.4% on a fully diluted basis) of the outstanding shares of our common stock;

      o the DLJMB Funds held approximately 69.0% (69.8% on a fully diluted basis) of the outstanding shares of our common stock;

      o 399 Venture Partners, Inc., an affiliate of Citibank, N.A. ("CVC"), purchased shares of Silkworm which in the Merger were converted into approximately 19.3% (17.8% on a fully diluted basis) of the outstanding shares of our common stock; and

      o Insilco's management purchased approximately 1.7% (1.5% on a fully diluted basis) of the outstanding shares of our common stock.

      Immediately before the Reorganization Merger, each outstanding option to acquire shares of Insilco's common stock that had been granted to Insilco's employees and directors, whether or not vested, was canceled and each holder of an option received a cash payment (collectively, the "Option Cash Payments") in an amount equal to:

          the excess, if any, of $45.00 over the exercise price of the option multiplied by the number of shares subject to the option, less applicable withholding taxes. Certain option holders elected to use the Option Cash Payments to purchase our stock or equity units.

      The Merger Financing. The cash required to consummate the foregoing transactions was approximately $204.4 million. This amount was financed with

      o approximately $70.2 million from the issuance by Silkworm of units (which were converted into our units (the "Holdings Units") in the Merger), each unit consisting of $1,000 principal amount of our 14% Senior Discount Notes due 2008 (the "Holdings Senior Discount Notes") and one warrant to purchase 0.325 of a share of our common stock at an exercise price of $0.01 per share,

      o approximately $56.1 million from the issuance by Silkworm to the DLJMB Funds, CVC and certain members of our management of 1,245,138 shares of Silkworm common stock (which was converted into our common stock in the Merger),

      o $35.0 million from the issuance to the DLJMB Funds of 1,400,000 shares of the PIK Preferred Stock by Holdings and the DLJMB Warrants to purchase 65,603 shares of our common stock at an exercise price of $0.01 per share, and

      o approximately $43.1 million of new borrowings under our then existing bank credit facility.

      Offer to Purchase. Because the Mergers caused a "change in control" of Insilco, we were required to make an offer to purchase all of our outstanding $150.0 million 101/4% Senior Subordinated Notes due 2007 at 101% of their aggregate principal amount, plus accrued interest. We issued the Old Notes as units together with warrants to purchase our common stock and used the proceeds, together with certain borrowings under our new bank credit facility, to repurchase all of the 101/4% notes.

      New Credit Facility. On November 24, 1998, we entered into a new credit facility with a group of lenders led by DLJ Capital Funding Inc. to replace our existing credit facility. The new credit facility includes a $125 million term loan facility and a $175 million revolving credit facility (subject to adjustment as described below). The term loan facility has a maturity of seven years. The revolving credit facility will terminate on July 8, 2003. See "Description of Certain Indebtedness--New Credit Facility." The offering of the Old Notes, together with the repurchase of the 10 1/4% notes pursuant to the offer to purchase the 10 1/4% notes, and the borrowings under the new credit facility are referred to as the "Refinancing."

      Acquisitions. We recently acquired Eyelets for Industry, Inc. (EFI) and its wholly owned subsidiary EFI Metal Forming Inc. and are currently in negotiations with respect to another potential acquisition. Neither the EFI acquisition, nor the other potential acquisition, if consummated, is material to our financial position.

      Jostens Litigation. On January 14, 1997, Taylor sued one of its principal competitors in the yearbook business, Jostens, Inc. ("Jostens"), in the U.S. District Court for the Eastern District of Texas, alleging violations of the federal antitrust laws as well as various claims arising under state law. On May 13, 1998, the jury in the case returned a verdict in favor of Taylor, and, on June 12, 1998, the judge rendered his judgment in the amount of $25.2 million plus interest at an annual rate of 5.434%. On January 14, 1999, in response to a motion by Jostens, the judge entered an order vacating the jury verdict and granting judgment in Jostens' favor. We will seek to overturn the order and reinstate the jury verdict on appeal. We cannot assure you what the actual amount is, if any, that Taylor will recover from Jostens.

                            ------------------------


      Our principal executive offices are located at 425 Metro Place North, Fifth Floor, Dublin, Ohio 43017, and our telephone number is (614) 792-0468.

                                  RISK FACTORS

      You should carefully consider the specific risk factors set forth below.

Substantial Leverage; Liquidity

   Leverage

      In connection with the Merger and Merger Financing, we incurred significant indebtedness. As of March 31, 1999, we had: (i) total consolidated indebtedness of approximately $410.2 million; and (ii) $76.5 million of additional revolving borrowings available under the then existing bank credit facility, subject to customary conditions. In addition, subject to the restrictions in the new credit facility and the indenture, we may incur significant additional indebtedness, which may be secured, from time to time.

      The level of our indebtedness could have important consequences, including:

      o limiting cash flow available for general corporate purposes, including acquisitions, because a substantial portion of our cash flow from operations must be dedicated to debt service;

      o limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

      o limiting our flexibility in reacting to competitive and other changes in the industry and economic conditions generally; and

      o exposing us to risks inherent in interest rate fluctuations because certain of our borrowings may be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

   Conditions that may impact our ability to repay our Debt

      Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

       We anticipate that our operating cash flow, together with money we can borrow under our new credit facility, will be sufficient to meet anticipated future operating expenses, capital expenditures and to service debt as it becomes due. However, if our future operating cash flows are less than currently anticipated we may be forced, in order to meet our debt service obligations, to reduce or delay acquisitions or capital expenditures, sell assets or reduce operating expenses. If we were still unable to meet our debt service obligations, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. There can be no assurance that we will be able to accomplish that on satisfactory terms, if at all.

      In addition, subject to the restrictions and limitations contained in our debt agreements, we may incur significant additional indebtedness to finance future acquisitions, which could adversely affect our operating cash flows and our ability to service indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Restrictive Covenants

      The indenture governing our public debt (and Insilco's public debt) contain various covenants that limit our ability to engage in certain transactions. These covenants limit our and certain of our subsidiaries' ability to:

      o   borrow and to place liens on assets

      o   pay dividends or make certain other restricted payments

      o   enter into certain transactions with affiliates; or

      o merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of Insilco.

      In addition, our new credit facility contains other and more restrictive covenants and prohibits us from prepaying our other indebtedness. Our new credit facility also requires us to maintain specified financial ratios and satisfy certain other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants could result in a default under our new credit facility and/or the notes. Upon the occurrence of an event of default under our new credit facility, the lenders could elect to declare all amounts outstanding under our new credit facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. We have pledged substantially all of our assets, other than assets of our foreign subsidiaries, as security under our new credit facility.

Holding Company Structure

      We conduct all of our operations through subsidiaries, and our ability to meet our debt service and other obligations is dependent upon the receipt of dividends from our direct and indirect subsidiaries.

      o Subject to the provisions of our public debt indentures, future borrowings by our subsidiaries may contain restrictions or prohibitions on the payment of dividends by such subsidiaries to Insilco.

      o Under applicable state law, our subsidiaries may be limited in amounts that they are permitted to pay as dividends on their capital stock.

Customer Concentration; Absence of Long-Term Contracts

      A significant portion of our sales are made to a relatively small group of major customers. In 1998, sales to Ford represented approximately 9% of our net sales and sales to a group of our nine next largest customers represented approximately 22% of net sales.

      Our reliance on these major customers exposes us to

      o the risk of changes in the business condition of our major customers and

      o the risk that the loss of a major customer could adversely affect Insilco's results of operations.

      While we have supplied Ford for 40 years, Ford is not contractually bound to purchase supplies from us in the future. Thus, our relationship with Ford is subject to termination at any time. If we were to lose Ford as a customer, our results of operations would be adversely affected.

Cyclical Markets

      A substantial portion of our revenues derive from sales to markets that have been historically, and are likely to continue to be, cyclical. For example, our Automotive Components Group, which accounted for approximately 40% of Insilco's net sales and 46% of operating income for the year ended December 31, 1998, primarily serves the automobile OEM market and the automobile parts aftermarket through the manufacture of automotive heat exchangers and related tubing, and automatic transmission and suspension components. (For the year ended December 31, 1998, however, approximately 17% and 36% of the Automotive Components Group's net sales were attributable to the automotive aftermarket and non-automotive OEMs, respectively.) The automobile industry has experienced recessionary or slow growth conditions for substantial periods in the past and may experience recessionary conditions in the future. Any substantial weakening of the automobile industry would have an adverse effect on our results of operations.

Seasonality; Production Disruption

      In certain of our businesses in which there is high customer concentration or high production seasonality, we would be exposed to potentially significant revenue losses if we (or our customers) were to experience substantial disruption in production. With the continued emphasis on reductions in component inventories and "just-in-time" deliveries, especially in the automotive industry, any disruption in our production or by our major customers, through work stoppages or otherwise, could have an immediate and adverse effect on our results of operations.

      Additionally, a portion of our revenues and operating income are exposed to the seasonality of the yearbook production cycle. A majority of the annual revenues of Taylor are recognized in our second quarter. Any disruption during the peak production period (April to June) through work stoppages, loss of production facilities or otherwise, has caused and could in the future cause lost revenues or delay revenue recognition in the year in which it occurred or increase expenses and adversely affect future years' contract renewals.

Competition

      The businesses in which we are engaged are highly competitive and in some cases highly fragmented, with many small manufacturers. In some of our businesses, especially the data grade connector business and the heat exchanger business, we compete with entities having significantly more resources. In certain other businesses we compete with entities that have a greater share of the relevant market and lower costs. As competition increases, profit margins on some of our significant business lines could decrease, and in the more fragmented markets consolidation could occur, resulting in the creation of larger and financially stronger competitors.

      We believe that, to remain competitive and maintain or increase profitability, we must pursue a strategy focusing on growth and product innovation. However, our competitors can be expected to continue to seek their own growth, to improve the design and performance of their products, to reduce costs of existing competitive products and to introduce new products with competitive price and performance characteristics. Although we believe that, with respect to most of our businesses, we have certain technological, manufacturing and other advantages over our competitors, maintaining these advantages will require continued investment in research and development, sales and marketing, productivity improvements and information systems. We cannot assure you that we will have sufficient resources to continue to make such investments, that such investments will be successful or that we will be able to maintain our existing competitive advantages.

Technology and the Development of New Products

      The markets for many of our products, particularly the data grade connector products, are characterized by technological change, evolving industry standards, product customization and frequent new product introductions, which may render existing or proposed products noncompetitive or obsolete.

      Many of our products require significant planning, design, development and testing at the technological, product and manufacturing process levels. Moreover, many of our customers use our products and proprietary technologies as components of other products which they manufacture or assemble, which may become uncompetitive or obsolete.

      Although we work closely with our customers to stay informed with respect to product development, we cannot assure you that any of the products we are currently developing or those to be developed in the future, will be completed in any particular time frame or that our or our customers' products or proprietary technologies will not become uncompetitive or obsolete.

Acquisition Growth Strategy; Management and Funding of Growth

      We have historically pursued an acquisition strategy and recently completed an acquisition of a precision stamping company that specializes in "deep drawn" components for the electronics, automotive and consumer markets. We are currently in negotiations with respect to another potential acquisition as part of our ongoing strategy to promote growth. See "Summary--Recent Developments." There are various risks associated with pursuing a growth strategy of this nature.

      o Any future growth will require us to manage our expanding domestic and international operations, integrate new businesses and adapt our operational and financial systems to respond to changes in our business environment, while maintaining a competitive cost structure.

      o The acquisition strategy will continue to place demands on our management to improve our operational, financial and management information systems, to develop further the management skills of our managers and supervisors, and to continue to retain, train, motivate and effectively manage our employees.

Our failure to manage growth effectively could have a material adverse effect on us. We also cannot assure you that suitable acquisition candidates will be available or that acquisitions can be completed on reasonable terms.

      Additionally, our ability to maintain and increase our revenue base and to respond to shifts in customer demand and changes in industry trends will be partially dependent on our ability to generate sufficient cash flow or obtain sufficient capital for the purpose of, among other things, financing acquisitions, satisfying customer contractual requirements and financing infrastructure growth. We cannot assure you that we will be able to generate sufficient cash flow or that financing will be available on acceptable terms (or permitted to be incurred under the terms of our new credit facility, the indenture and any future indebtedness) to fund our future growth.

Environmental Matters

      Our operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. As a result, we are involved from time to time in administrative or legal proceedings relating to environmental matters and have incurred in the past and will continue to incur capital costs and other expenditures relating to environmental matters.

      Certain properties now or previously owned by us are undergoing remediation. Liability under environmental laws may be imposed on current and prior owners of property or businesses without regard to fault or to knowledge about the condition or action causing the liability. As an owner and operator of those properties, we may be required to incur costs relating to the remediation, and environmental conditions could lead to claims for personal injury, property damage or damages to natural resources.

      We have also in the past and may in the future be named a potentially responsible party ("PRP") at off-site third-party disposal sites to which our businesses have sent waste.

      We believe, based on current information, that any costs we may incur relating to environmental matters will not have a material adverse effect on our business, financial condition or result of operations. We cannot assure you, however, that we will not incur significant fines, penalties or other liabilities associated with noncompliance or clean-up liabilities or that future events, such as changes in laws or the interpretation thereof, the development of new facts or the failure of other PRPs to pay their share, will not cause us to incur additional costs that could have a material adverse effect on our business, financial condition or results of operations. See "Business--Environmental Regulation and Proceedings."

Dependence on Key Personnel

      Our success depends to a significant extent upon the services of our senior management and other management in our various businesses. We could be adversely affected if any of these persons were unwilling or unable to continue in our employ.

Risks Associated with Foreign Operations; Exchange Rate Fluctuations

      Our products are manufactured and assembled at facilities in the United States, the Dominican Republic, Germany, Ireland, the United Kingdom and Mexico and sold in many foreign countries. In 1998, approximately 9% of our net sales and costs of goods sold occurred outside the United States and Canada. International manufacturing and sales are subject to inherent risks, including changes in local economic or political conditions, the impositions of currency exchange restrictions, unexpected changes in regulatory environments, potentially adverse tax consequences and exchange rate risk. We cannot assure you that these factors will not have a material adverse impact on our production capabilities or otherwise adversely affect our business and operating results.

Control by Principal Shareholders

      We are wholly owned by Holdings, and approximately 69.0% of the outstanding shares of Holdings' common stock is held by the DLJMB Funds. As a result of their stock ownership, the DLJMB Funds control us and (subject to any agreement they may have with CVC as described in "Description of Capital Stock--Other Stockholder Arrangements") have the power to elect all of our directors, appoint new management and approve any action requiring the approval of the holders of common stock, including adopting amendments to the certificate of incorporation and approving acquisitions or sales of all or substantially all of our assets.

      The general partners of each of the DLJMB Funds are affiliates or employees of Donaldson, Lufkin & Jenrette, Inc. ("DLJ, Inc."). DLJ Capital Funding, Inc., which is an agent and lender under our new credit facility, and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), which was the initial purchaser of the Old Notes, are also affiliates of DLJ, Inc.

      Circumstances may occur in which the interests of such principal shareholders could be in conflict with your interests. In addition, such shareholders may have an interest in pursuing transactions that, in their judgment, enhance the value of their equity investment in Insilco, even though such transactions may involve risks to the holders of the notes.

Limited Liquidity of Common Stock

      Our common stock trades only on the over-the counter market. Although trade prices are published by the National Association of Securities Dealers, Inc. periodically in the "pink sheets," quotes for such shares will likely not be readily available. As a result, purchasers may experience difficulty selling any of our common stock received upon the exercise of the warrants.

Lack of Public Market

      The warrants were issued on November 9, 1998 to a limited number of investors. There is currently no active trading market for the warrants, and it is not possible to predict how the warrants will trade in the secondary market or whether such market will be liquid or illiquid. If a trading market does develop, the warrants may trade at a discount from their initial offering price, depending upon the market for similar securities and other factors, including economic conditions and the financial condition, and the performance of, and prospects for, Insilco. We do not intend to apply for listing of the warrants on any securities exchange or for quotation through NASDAQ.

Holdings Capital Structure; Absence of Dividends

      We have not paid dividends to date on our common stock and do not anticipate paying any cash dividends on our common stock in the forseeable future. We are a holding company that is dependent on distributions from our subsidiaries to meet our cash requirements. The terms of the indentures governing our public debt and the new credit facility restrict the ability of our subsidiaries to make distributions to us and, consequently, also restrict our ability to pay dividends on our common stock, and the terms of our PIK Preferred Stock also restrict our ability to pay such dividends. Holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

Year 2000

      Many existing computer programs utilized globally use only two digits to identify a year in the date field. These programs, if not corrected, could fail or create erroneous results after the century date changes on January 1, 2000 or when otherwise dealing with dates later than December 31, 1999. We have implemented a comprehensive "Year 2000" compliance program and believe that our internal systems are Year 2000 compliant or will be upgraded or replaced in connection with previously planned changes to information systems prior to the need to comply with Year 2000 requirements.

      The costs incurred to implement our Year 2000 compliance program have been immaterial to date and we presently expect to incur less than $1.0 million of costs in total.

      However, we are uncertain as to the extent our customers and vendors may be affected by Year 2000 issues that require commitment of significant resources and may cause disruptions in the customers' and vendors' businesses Moreover, Year 2000 issues present a number of risks that are beyond our reasonable control, such as:

      o   the failure of utility companies to deliver electricity,

      o the failure of telecommunications companies to provide voice and data services,

      o the failure of financial institutions to process transactions and transfer funds,

      o the failure of vendors to deliver materials or perform services required by the us and

      o the collateral effects on us of the effects of Year 2000 issues on the economy in general or on the our customers in particular.

      Although we believe that our Year 2000 compliance program is designed to appropriately identify and address those Year 2000 issues that are subject to our reasonable control, there can be no assurance that our efforts in this regard will be fully effective or that Year 2000 issues will not have a material adverse effect on our business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Year 2000 Compliance."

                                 USE OF PROCEEDS

      All of the warrants offered hereby are being sold by the warrantholders. We will not receive any of the proceeds from the sale of the warrants or our common stock issued upon the exercise of the warrants, other than upon the exercise of the warrants.


                                   MANAGEMENT

      The following table sets forth the name, age and position of each person who is a director or executive officer of Insilco.


Name                            Age    Position
----                            ---    ---------
Robert L. Smialek.............   55    Chairman of the Board, President and
                                       Chief Executive Officer
David A. Kauer................   43    Vice President and Chief Financial
                                       Officer
Kenneth H. Koch...............   43    Vice President, General Counsel and
                                       Secretary
Leslie G. Jacobs..............   48    Vice President, Human Resources and
                                       Assistant Secretary
Michael R. Elia...............   40    Vice President and Controller
Thompson Dean.................   40    Director
William F. Dawson, Jr.........   34    Director
David Y. Howe.................   34    Director
Randall E. Curran.............   43    Director
Keith Palumbo.................   34    Director
John F. Fort III..............   57    Director

      Robert L. Smialek has served as Chairman of the Board, President and Chief Executive Officer of Insilco since May 1, 1993. From October 1992 to May 1993, Mr. Smialek served as the President and Chief Operating Officer of the Temperature and Appliance Controls Group of Siebe plc, a global controls and engineering firm. From September 1990 to October 1992, Mr. Smialek served as President and Chief Operating Officer of Ranco, Inc., a subsidiary of Siebe, Inc. Mr. Smialek is a director of General Cable Corporation and Gleason Corporation.

      David A. Kauer has been Vice President and Chief Financial Officer since May 1998, Vice President and Treasurer from April 1997 to May 1998 and Treasurer from September 1993 to April 1997. Previously, Mr. Kauer was the Controller and Treasurer of Johnson Yokogawa Corporation (a joint venture of Yokogawa Electric Corporation and Johnson Controls, Inc.) from October 1989 to September 1993.

      Kenneth H. Koch has been Vice President, General Counsel and Secretary since October 1993. Prior thereto, Mr. Koch was a partner with the law firm of Porter, Wright, Morris & Arthur.

      Leslie G. Jacobs has been Vice President, Human Resources since August 1993 and was Director of Human Resources from January 1990 to August 1993. Prior thereto, Mr. Jacobs was Director, Compensation and Employee Programs, of Rockwell International.

      Michael R. Elia has been Vice President and Controller since August 1998. Prior thereto, Mr. Elia was Chief Financial Officer of Jordan Telecommunication Products and from 1994 to 1997, he was Director of Strategic Planning for Fieldcrest Cannon, Inc. From 1983 to 1994, Mr. Elia held senior financial positions with Insilco's Technologies Group.

      Thompson Dean has been the Managing Partner of DLJMB Inc. since November 1996. Prior thereto, Mr. Dean was a Managing Director of DLJMB Inc. (and its predecessor). Mr. Dean serves as a director of Commvault Inc., Von Hoffman Corporation, Manufacturers' Services Limited, Phase Metrics, Inc., and Arcade Holding Corporation.

      William F. Dawson, Jr. has been a Principal of DLJMB Inc. since August 1997. From December 1995 to August 1997, he was a Senior Vice President in DLJ's High Yield Capital Markets Group. Prior thereto, Mr. Dawson was a Vice President in the Leveraged Finance Group within DLJ's Investment Banking Group. Mr. Dawson serves as a director of Von Hoffman Corporation and Thermadyne Holdings Corporation.

      David Y. Howe has been a Vice President of Citicorp Venture Capital, Ltd. since 1993. Mr. Howe serves as a director of Aetna Industries, Inc., American Italian Pasta Company, IPC Information Systems, Inc, and Pen-Tab Industries, Inc.

      Randall E. Curran has been a director, Chairman of the Board, President and Chief Executive Officer of Thermadyne LLC since May 1998. Mr. Curran has also served as a Director of Thermadyne Holdings since February 1994 and was elected Chairman of the Board and Chief Executive Officer of Thermadyne Holdings in February 1995, having previously served as President of Thermadyne Holdings since August 1994 and as Executive Vice President and Chief Operating Officer of Thermadyne Holdings since February 1994. He also serves as President of Thermadyne Industries, Inc., a position he has held since 1992. From 1986 to 1992, Mr. Curran was Chief Financial Officer of Thermadyne Holdings and/or its predecessors. Prior to 1986, Mr. Curran held various executive positions with Cooper Industries, Inc.

      Keith Palumbo has been a Vice President of DLJMB Inc. since December 1997. Prior thereto, Mr. Palumbo was an Associate in DLJ's investment banking group.

      John F. Fort, III served as Chairman of the Board of the Directors of Tyco International, Inc. from 1982 to December 1992, and as Chief Executive Officer from 1982 to June 1992. Mr. Fort serves as a director of Tyco International, Inc., Dover Corporation and Roper Industries.

                                 WARRANTHOLDERS

      Below is information with respect to the number of the warrants, and shares of our common stock owned by each of the warrantholders. The warrants are being registered to permit public secondary trading of the warrants and the common stock issued upon the exercise of the warrants, and the warrantholders may offer the warrants and common stock issued upon the exercise of the warrants for resale from time to time. See "Plan of Distribution."

      We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the warrants and the issuance and resale of our common stock issued upon the exercise of the warrants from time to time, pursuant to Rule 415 under the Securities Act, in the over-the-counter market, in privately-negotiated transactions, in underwritten offerings or by a combination of such methods of sale, and have agreed to use our best efforts to keep such registration statement effective until the earlier of (i) two years following the first date on which no warrants remain outstanding and (ii) if all warrants expire unexercised, the expiration of the warrants (August 15, 2007).

      The warrants and our common stock issued upon the exercise of the warrants offered by this prospectus may be offered from time to time by the persons or entities named below:



                                               Type and Number of Warrants         Ownership
                                                 Owned Prior to Offering         After Offering
                                               ---------------------------  -----------------------
                                 Number of                    Number of
                                 Shares of      Type and       Shares         Number of
    Name and Address of        Common Stock     Number of   Issuable Upon     Shares of
          Holders             Owned Prior to    Warrants      Exercise      Common Stock    Percent
                              --------------   -----------  --------------  ------------    -------




      None of such holders have, or within the past three years had, any position, office or other material relationship with us or any of our predecessors or affiliates.

      Because the selling holders may, pursuant to this prospectus, offer all or some portion of the warrants or the common stock issuable upon conversion of the warrants, no estimate can be given as to the amount of the warrants or the common stock issuable upon conversion of the warrants that will be held by the selling holders upon termination of any such sales. In addition, the selling holders identified above may have sold, transferred or otherwise disposed of all or a portion of their warrants, since the date on which they provided the information regarding their warrants, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

      Only selling holders identified above who beneficially own the securities set forth opposite each such selling holder's name in the foregoing table on the effective date of the registration statement of which this prospectus forms a part may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the warrants and/or the common stock issuable upon conversion of warrants by any holder not identified above, this prospectus will be supplemented to set forth the name and number of shares beneficially owned by the selling securityholder intending to sell such warrants and/or common stock, and the number of warrants and/or shares of common stock to be offered. The prospectus supplement will also disclose whether any selling securityholder selling in connection with such prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with, us or any of our affiliates during the three years prior to the date of the prospectus supplement if such information has not been disclosed herein.

                             DESCRIPTION OF WARRANTS

General

      The warrants were issued pursuant to a Warrant Agreement between us and National City Bank, as Warrant Agent. Because the following is only a summary of the material provisions of the Warrant Agreement, you should read the entire Warrant Agreement, including the definitions therein of certain terms used below. A copy of the Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      Each warrant, when exercised, will entitle the holder thereof to receive
0.52 of a fully paid and non-assessable share of our common stock, at an exercise price of $45.00 per share. The exercise price and the number of warrant shares are both subject to adjustment in certain cases referred to below. The holders of the warrants would be entitled, in the aggregate, to purchase shares of our common stock representing approximately 4% of our common stock on a fully diluted basis as of the date hereof. Unless exercised, the warrants will automatically expire on August 15, 2007.

      The warrants may be exercised by surrendering to us the warrant certificate evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made at the election
(i) in cash in United States dollars by wire transfer or by certified or official bank check to the order of the Issuer or (ii) without a cash payment being required, for such number of warrant shares equal to the product of (A) the number of warrant shares for which such warrant is exercisable as of the date of exercise (if the exercise price were being paid in cash) and (B) the Cashless Exercise Ratio. The Cashless Exercise Ratio shall equal a fraction the numerator of which is the Market Value (as defined in the Warrant Agreement) per share of our common stock on the date of exercise minus the exercise price per share as of the date of exercise and the denominator of which is the Market Value per share on the date of exercise. Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such Holder, stock certificates representing the number of whole warrant shares to which the Holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants for cash only if the exercise of such warrants is exempt from the registration requirements of the Securities Act or a registration statement relating to the warrant shares underlying the warrants is then in effect in the case of warrants resold pursuant the shelf registration statement, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

      No fractional warrant shares will be issued upon exercise of the warrants. The Holdings will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

      The holder of the warrants will have no right to vote on matters submitted to the stockholders of the Holdings and will have no right to receive dividends The holders of the warrants will not be entitled to share in the assets of Holdings in the event of liquidation, dissolution or the winding up of the Holdings. In the event a bankruptcy or reorganization is commenced by or against Holdings, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by Holdings with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

      In the event of a taxable distribution to holders of our common stock that results in an adjustment to the number of warrant shares or other consideration for which a warrant may be exercised, the holders of the warrants may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

Adjustments

      The number of warrant shares purchasable upon exercise of warrants and the exercise price will be subject to adjustment, subject to certain exceptions, in certain events including: (i) the payment by us of dividends and other distributions on the our common stock in our common stock, (ii) subdivisions, combinations and reclassification of the our common stock, (iii) the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for our common stock or securities convertible into, or exchangeable or exercisable for, our common stock at a price which is less than the Fair Value per share (as defined) of our common stock, (iv) certain distributions to all holders of our common stock of any of our assets, debt securities, other securities or any rights or warrants to purchase any such securities (excluding those rights and warrants referred to in clause (iii) above), (v) the issuance of shares of our common stock for consideration per share less than the then Fair Value per share of our common stock (excluding securities issues in transactions referred to in clauses (i) through (iv) above) and (vi) the issuance of securities convertible into or exchangeable for our common stock for a conversion or exchange price plus consideration received upon issuance less than the then Fair Value per share of our common stock (excluding securities issued in transactions referred to in clauses (i) through (iv) above). Adjustments to the exercise price per share will be calculated to the nearest cent. No adjustment need be made for any of the foregoing transactions if warrant holders are to participate in the transaction on a basis and with notice that our Board of Directors determines to be fair and appropriate in light of the basis and notice on which holders of our common stock participate in the transaction.

      "Fair Value" per security at any date of determination shall be (1) in connection with a sale to a party that is not an Affiliate of our company in an arm's-length transaction (a "Non-Affiliate Sale"), the price per security at which such security is sold and (2) in connection with any sale to an Affiliate of our company, (a) the last price per security at which such security was sold in a Non-Affiliate Sale within the three-month period preceding such date of determination or (b) if clause (a) is not applicable, the fair market value of such security determined in good faith by (i) a majority of our Board of Directors, including a majority of the Disinterested Directors, and approved in a board resolution delivered to the Warrant Agent or (ii) a nationally recognized investment banking, appraisal or valuation firm, which is not an Affiliate of our company, in each case, taking into account, among all other factors deemed relevant by our Board of Directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

      "Disinterested Director" means, in connection with any issuance of securities that gives rise to a determination of the Fair Value thereof, each member of our Board of Directors who is not an officer, employee, director or other Affiliate of the party to whom we are proposing to issue the securities giving rise to such determination.

      No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent (1.0%) in the exercise price, provided however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of certain consolidations or mergers, or the sale of all or substantially all of our assets to another corporation, (i) each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto and (ii) the Person formed by or surviving any such consolidation or merger (if other than our company) or to which such sale shall have been made will assume the obligations of our company under the Warrant Agreement.

Reservation of Shares

      We will at all times reserve and keep available such number of shares of our common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of our common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

      From time to time, our company and the Warrant Agent, without the consent of the holders of the warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing defects or inconsistencies or making any change that does not materially adversely affect the legal rights of any holder. Any amendment or supplement to the Warrant Agreement that materially adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants (excluding warrants held by Holdings or any of its Affiliates). The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased (other than pursuant to adjustments provided in the Warrant Agreement).

                          DESCRIPTION OF CAPITAL STOCK

General

      The following is a summary of certain of the rights and privileges pertaining to the shares of our capital stock, including shares of our common stock issuable upon exercise of the warrants. Our authorized capital stock consists of 15,000,000 shares of Common Stock, par value $0.001 per share, of which 1,385,169 shares are outstanding (excluding 172,853 shares reserved for issuance for outstanding warrants, including the warrants offered by this prospectus) and 3,000,000 shares of preferred stock, par value $0.001 per share, of which 1,400,000 shares are outstanding. See "--PIK Preferred Stock."

Common Stock

      Voting Rights. The holders of shares are entitled to one vote per share on all matters submitted for action by the stockholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares can, if they choose to do so, elect the entire Board of Directors and determine most matters on which stockholders are entitled to vote.

      Dividend Rights. Subject to the preferential rights of holders of outstanding shares of preferred stock, holders of shares are entitled to share equally in all dividends declared on shares of common stock, whether payable in cash, property or securities of our company.

      Liquidation Rights; Other Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of Shares are entitled to share equally in the assets available for distribution after payment of liabilities, subject to the rights of the holders of outstanding shares of preferred stock. Holders of Shares have no conversion, redemption or preemptive rights.

Transfer Agent and Registrar

      The transfer agent and registrar for the our common stock is National City Bank, Cleveland, Ohio.

PIK Preferred Stock

      Our Board of Directors has authorized the designation of 3,000,000 shares of 15% Senior Exchangeable Preferred Stock Due 2010 ("PIK Preferred Stock"), par value $0.001 per share. Each share of PIK Preferred Stock accretes cumulative, quarterly dividends at a compound rate of 15% per annum. Prior to August 1, 2003, dividends on the PIK Preferred Stock are payable in additional shares of PIK Preferred Stock. After August 1, 2003, dividends are payable in cash. Shares of PIK Preferred Stock have a liquidation preference equal to the sum of $25 plus, subject to certain conditions, accreted dividends. Shares of PIK Preferred Stock are non-voting, except as otherwise provided by law or by agreement. The PIK Preferred Stock is subject to redemption at the option of Holdings at any time, at 115.00% of liquidation preference prior to August 1, 2003, at 107.50% of liquidation preference from August 1, 2003 to July 31, 2004, at 105.00% of liquidation preference from August 1, 2004 to July 31, 2005, at 102.50% of liquidation preference from August 1, 2005 to July 31, 2006, and at 100.00% of liquidation preference thereafter. On August 1, 2010, the PIK Preferred Stock will be subject to mandatory redemption by Holdings. Upon the occurrence of a Change of Control, each holder of PIK Preferred Stock will have the right to require Holdings to repurchase all or any part of such holder's PIK Preferred Stock at an offer price in cash equal to 101% of the liquidation preference thereof. Holdings may at any time but subject to certain conditions exchange all outstanding shares of PIK Preferred Stock for 15% Subordinated Exchange Debentures due 2010 (the "Exchange Debentures"). The Exchange Debentures will rank senior to all other subordinated debt (but junior to our 14% Senior Discount Notes due 2008 and our guarantee of Insilco's obligations under its credit facility), preferred stock and common equity of Holdings.

Warrants

      In addition to the warrants offered hereby, we issued the DLJMB warrants (which were issued together with the PIK Preferred Stock) to purchase 65,603 shares of our common stock at a purchase price of $0.01 per share and issued warrants to purchase 44,850 shares of our common stock at a purchase price of $0.01 per share as part of Units with our 14% Senior Discount Notes due 2008 issued August 17, 1998. In connection with the offering of the Holdings Units, we granted to the holders thereof certain registration rights related thereto.

Other Stockholder Arrangements

      In connection with the DLJMB equity investment, we and the DLJMB Funds entered into an Investors' Agreement (the "Investors' Agreement") granting the DLJMB Funds the right to demand registration of any of our common stock and warrants acquired in the DLJMB equity investment or thereafter issued by us in respect of such our common stock or warrants by way of conversion, exchange, stock dividend, split or combination, recapitalization, merger, consolidation, other reorganization or otherwise (the "Investors' Registrable Securities"). Under the Investors' Agreement, DLJMB (on behalf of the DLJMB Funds) is entitled to require that we register some or all of the Investors' Registrable Securities for a period of up to 180 days (or such lesser period as is necessary to complete such offering) (an "Investors' Demand Registration"). The DLJMB Funds are in the aggregate limited to four such Investors' Demand Registrations. In addition, pursuant to the terms of the Investors' Agreement, if we proposes to file a registration statement under the Securities Act with respect to any offering of (or including) our common stock or warrants (other than certain registrations relating to our common stock or warrants issued in certain business combinations or pursuant to certain employee benefit plans), then we will provide, subject to certain limitations, the DLJMB Funds an opportunity to register their Investors' Registrable Securities of the same type as are proposed to be registered on the same terms and conditions (an "Investors' Piggyback Registration").

      In connection with any Investors' Demand Registration or Investors' Piggyback Registration, we will be responsible for all expenses incurred in connection with such registration other than underwriting fees, discounts or commissions that may be payable in connection with the sale of Investors' Registrable Securities. In addition, we will indemnify the DLJMB Funds and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments such indemnitee may be required to make in respect thereof.

      CVC is also a party to the Investors' Agreement. Under the Investor's Agreement, CVC has the right to participate pro rata in any sale by the DLJMB Funds of their our common stock above a threshold amount, and the DLJMB Funds have the right to require CVC to participate pro rata in certain sales by the DLJMB Funds of their our common stock. The Investors' Agreement also grants CVC the right to participate in any demand registration made by the DLJMB Funds, on a pro rata basis, and certain pre-emptive and other rights.

      We have agreed to take such actions as may be necessary to permit the DLJMB Funds to resell their shares of PIK Preferred Stock pursuant to Rule 144A under the Securities Act, including, without limitation, preparing an offering memorandum and entering into customary purchase agreements and registration rights agreements.

      The foregoing summarizes certain provisions of the Investors' Agreement, but is not complete and is subject to, and qualified by reference to, the rest of the Investors' Agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

      Holdings and Water Street entered into a registration rights agreement granting Water Street, among other things, the right to demand registration of the our common stock retained by Water Street in the Merger or thereafter issued by Holdings in respect of such our common stock by way of conversion, exchange, stock dividend, split or combination, recapitalization, merger, consolidation, other reorganization or otherwise (the "Registrable Securities").

      Under the registration rights agreement, Water Street is entitled to require that we register some or all of the Registrable Securities for a period of up to 180 days (or such lesser period as is necessary to complete such offering) (a "Demand Registration"). Water Street is limited to one such Demand Registration, which it may exercise at any time from the date commencing six months after the Mergers and continuing through the first anniversary thereof. In addition, pursuant to the terms of the registration rights agreement, for the period commencing six months after the Mergers and continuing through the first anniversary of the Mergers, if we propose to file a registration statement under the Securities Act with respect to any offering of (or including) our common stock (other than certain registrations relating to our common stock issued in certain business combinations or pursuant to certain employee benefit plans), then we will provide Water Street an opportunity to register its Registrable Securities on the same terms and conditions (a "Piggyback Registration"). To the extent any affiliates of Water Street may hold or acquire our common stock, such affiliates will be permitted to participate in any registration contemplated by the registration rights agreement on the same terms as Water Street.

      In connection with any Demand Registration or Piggyback Registration, we will be responsible for all expenses incurred in connection with such registration, except that Water Street (or such other participating holders, if any) will pay any underwriting discounts or commissions that may be payable in connection with the sale of its Registrable Securities. In addition, we will indemnify Water Street and the underwriters and each of their employees and affiliates against certain liabilities, including liabilities under the Securities Act, or will contribute to payments Water Street may be required to make in respect thereof. The registration rights agreement terminates, except with respect to rights to indemnification, upon the earliest to occur of the sale of all of the Registrable Securities, the first anniversary of the Mergers and the mutual consent of the parties.

      The foregoing summarizes the material provisions of the registration rights agreement, but is not complete and is subject to, and qualified in its entirety by reference to, the rest of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Section 203 of Delaware General Corporation Law

      Holdings is a Delaware corporation subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder, subject to certain exceptions, such as transactions effected with the approval of the Board of Directors or of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

      The following describes the material United States federal income tax consequences of the ownership, disposition and exercise of Warrants applicable to holders of Warrants. This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, and interpretations of the foregoing, changes to any of which subsequent to the date of this Prospectus may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only Warrants and the shares of Holdings Common Stock received upon exercise of a Warrant ("Warrant Shares") held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as certain financial institutions, tax-exempt entities, insurance companies, dealers and traders in securities and holders who hold the Warrants or Warrant Shares as part of a hedging transaction, "straddle," conversion transaction or other integrated transaction, or persons who have ceased to be United States citizens or to be taxed as resident aliens. Persons considering the purchase of Warrants should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      As used herein, the term "U.S. Holder" means a beneficial owner of a Warrant or Warrant Share that for United States federal income tax purposes is
(i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      "Non-U.S. Holder" means an owner of a Warrant or Warrant Share that is, for United States federal income tax purposes, (i) a nonresident alien individual, (ii) a foreign corporation, (iii) a nonresident alien fiduciary of a foreign estate or trust or (iv) a foreign partnership one or more of the members of which is a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

U.S. Holders

      The Warrants

      A U.S. Holder will generally not recognize any gain or loss upon exercise of any Warrants (except with respect to any cash received in lieu of a fractional Warrant Share). A U.S. Holder will have an initial tax basis in the Warrant Shares received on exercise of the Warrants equal to the sum of its tax basis in the Warrants and the aggregate cash exercise price, if any, paid in respect of such exercise. A U.S. Holder's holding period in such Warrant Shares will commence on the day after the Warrants are exercised, although it is possible that, in a cashless exercise of a Warrant, a U.S. Holder's holding period in such Warrant Shares would include the holding period of the Warrant.

      If a Warrant expires without being exercised, a U.S. Holder will recognize a capital loss in an amount equal to its tax basis in the Warrant. Upon the sale or exchange of a Warrant, a U.S. Holder will generally recognize a capital gain or loss equal to the difference, if any, between the amount realized on such sale or exchange and the U.S. Holder's tax basis in such Warrant. Such capital gain or loss will be long-term capital gain or loss if, at the time of such sale or exchange, the Warrant has been held for more than one year.

      Under Section 305 of the Code, a U.S. Holder of a Warrant may be deemed to have received a constructive distribution from Holdings, which may result in the inclusion of ordinary dividend income, in the event of certain adjustments to the number of Warrant Shares to be issued on exercise of a Warrant.

      Backup Withholding

      Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on dividends received with respect to Warrant Shares, and the proceeds of a disposition of a Warrant or Warrant Shares. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, is his or her Social Security Number, (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service ("IRS") that it has failed to properly report payments of interest or dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable. The amount of any backup withholding from a payment to a U.S. Holder is not an additional tax and is allowable as a credit against such U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Holders

      Under present United States federal tax law, and subject to the discussion below concerning backup withholding:

      (a) Dividends paid to a Non-U.S. Holder of Warrant Shares (and, after December 31, 1999, any deemed dividends resulting from certain adjustments to the number of Warrant Shares to be issued on exercise of a Warrant) generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      (b) A Non-U.S. Holder of a Warrant or Warrant Shares will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such Warrant or Warrant Shares, unless (i) such holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and either the gain is attributable to an office or other fixed place of business maintained by such individual in the United States or, generally, such individual has a "tax home" in the United States, (ii) such gain is effectively connected with the Non- U.S. Holder's conduct of a trade or business in the United States, or (iii) the Warrant or Warrant Share was a "United States real property interest" as defined in Section 897(c)(1) of the Code at any time during the five year period prior to the sale or exchange or at any time during the time that the Non-U.S. Holder held such Warrant or Warrant Share, whichever time was shorter. A Warrant or Warrant Share would be a United States Real Property Interest only if, at any time during the five years prior to the sale or exchange of such Warrant or Warrant Share or at any time during the period that the Non-U.S. Holder held such Warrant or Warrant Share, whichever time was shorter, Holdings had been a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code. Holdings believes that it is not, has not been and will not become a "United States real property holding corporation" for federal income tax purposes. If, at the time of the disposition of a Warrant or Warrant Shares, Holdings Common Stock is considered to be regularly traded on an established securities market, the rules in clause (iii) above would only apply to a Non-U.S. Holder who directly or constructively had owned more than 5% of such series of Common Stock during the relevant time period.

      (c) An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in a Warrant or Warrant Shares will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

      Currently, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced treaty rate as described in paragraph (a) above, Holdings ordinarily will presume that dividends paid on or before December 31, 1999 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. Under Treasury Regulations effective for payments after December 31, 1999, Non-U.S. Holders will be required to satisfy certain applicable certification requirements to claim treaty benefits.

      If a Non-U.S. Holder of a Warrant or Warrant Share is engaged in a trade or business in the United States, and if dividends with respect to Warrant Shares or gain realized on the sale, exchange or other disposition of Warrants or Warrant Shares is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a U.S. Holder. See "--U.S. Holders" above. Such a holder will be required to provide to the withholding agent a properly executed IRS Form 4224 (or, on or after January 1, 2000, a Form W-8) to claim an exemption from withholding tax. In addition, if such Non- U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its earnings and profits for the taxable year attributable to such effectively connected income, subject to certain adjustments.

      Backup Withholding and Information Reporting

      Backup withholding (described above under "--U.S. Holders--Backup Withholding") generally will not apply to dividends paid on or before December 31, 1999 to a Non-U.S. Holder at an address outside the United States, provided Holdings or its paying agent does not have actual knowledge that the payee is a United States Person. Under Treasury Regulations effective for payments made after December 31, 1999, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

      Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Warrant or Warrant Share made to or through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is (i) a United States person, (ii) a controlled foreign corporation for United States federal income tax purposes, (iii) a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (iv), in the case of payments made after December 31, 1999, a foreign partnership with certain connections to the United States, then information reporting (but not backup withholding) will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

      Non-U.S. Holders of Warrants or Warrant Shares should consult their tax advisers regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amount withheld from a payment to a Non-U.S. Holder under the backup withholding rules is not an additional tax and is allowable as a credit against such holder's United States federal income tax liability, if any, or may entitle such holder to a refund, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

      We will receive no proceeds from this offering, other than in connection with the exercise of warrants. The warrants and the our common stock issued upon the exercise of the warrants offered hereby may be sold by the warrantholders from time to time in transactions in the over-the-counter market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The warrantholders may effect such transactions by selling the warrants and our common stock issued upon the exercise of the warrants to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the warrantholders and/or the purchasers of the warrants for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

      In order to comply with the securities laws of certain states, if applicable, the warrants and the our common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the warrants and the our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      The warrantholders and any broker-dealers or agents that participate with the warrantholders in the distribution of the warrants or our common stock issued upon the exercise of the warrants may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the warrants or our common stock issued upon the exercise of the warrants purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Each warrantholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the our common stock by the warrantholders.

      The costs of the registration of the warrants will be paid by us, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the selling holders will pay all underwriting discounts and selling commissions, if any. The selling holders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.


                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the warrants and shares of our common stock issuable upon the exercise of the warrants offered hereby are being passed upon for us by Davis Polk & Wardwell, New York, New York.


                                     EXPERTS

      The financial statements of Insilco as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following is an itemization of all estimated expenses incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions.

     Item                                                          Amount
     ----                                                       ---------
     SEC Registration Fee...................................... $   1,919
     Legal Fees and Expenses...................................    25,000
     Accounting Fees and Expenses..............................     5,000
     Other.....................................................       500
                                                                ---------
        Total.................................................. $  32,419
                                                                =========


ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      Section 145 of the Delaware General Corporation Law permits a corporation to indemnify any of its directors or officers who was or is a party, or is threatened to be made a party to any third party proceeding by reason of the fact that such person is or was a director or officer of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe that such person's conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, the corporation is permitted to indemnify directors and officers against expenses (including attorneys' fees) actually and reasonably incurred by them in connection with the defense or settlement of an action or suit if they acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors or officers are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability. Article Seventh of Insilco's Certificate of Incorporation provides for full indemnification of its officers, directors, employees and agents to the extent permitted by Section 145.

      Insilco provides insurance from commercial carriers against certain liabilities incurred by the directors and officers of Insilco.

ITEM 16.       EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits.

  Exhibit
  Number    Description
  -------   -----------

   1.1* Warrant Registration Rights Agreement dated as of November 9, 1998 between Insilco, the Guarantors and Donaldson, Lufkin & Jenrette Securities Corporation, as Initial Purchaser

   2.1 Agreement and Plan of Merger, dated as of March 24, 1998, among Insilco, INR Holding Co., and Silkworm Acquisition Corporation (incorporated by reference to Exhibit 10(n) to the Registration Statement on Form S-4 (Reg. No. 333-51145) of Insilco).

   2.2 Amendment No. 1 to the Agreement and Plan of Merger, dated June 8, 1998, among Insilco, INR Holding Co. and Silkworm Acquisition Corporation (incorporated by reference Exhibit 10(r) to the Registration Statement on Form S-4 (Reg. No. 333-51145) of Insilco).

   3.1.1    Certificate of Incorporation (incorporated by reference to Exhibit
            3.1 to the Current Report on Form 8-K filed by Insilco on August 18,
            1998).

   3.1.2 By laws incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Insilco on August 18, 1998).

   4.1* Warrant Agreement dated as of November 9, 1998 between Insilco Holding Co. and National City Bank, as Warrant Agent.

   4.2 Investors' Agreement, dated as of August 17, 1998, among Insilco Holding Co. and the investors named therein (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-1 (Reg. No. 333-65039) of Insilco Holding Co.

   5.1* Opinion of Davis Polk & Wardwell with respect to the validity of the securities.

  10.1 Insilco Holding Co. Direct Investment Program (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61809)).

  10.2      Insilco Holding Co. Stock Option Plan (incorporated by reference to
            Exhibit 4(d) to the Registration Statement on Form S-8 (File No. 333-61809)).

  10.3 Insilco Holding Co. and Insilco Corporation Equity Unit Plan (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-8 (File No. 333-61811)).

  10.4 Indenture, dated as of November 9, 1998 between Insilco and the Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-71947)

  10.5 First Supplemental Indenture, dated as of December 21, 1998 between Insilco and the Trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-71947)).

  10.6 Second Supplemental Indenture dated as of January 25, 1999 between Insilco and the Trustee (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-71947)).

  10.7 Credit Agreement among Insilco Corporation and a syndicate of banks and other financial institutions led by Donaldson, Lufkin & Jenrette Securities Corporation, DLJ Capital Funding and The First National Bank of Chicago (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-71947)).

  23.1* Consent of Davis Polk & Wardwell (contained in their opinion filed as Exhibit 5.1).

  23.2*     Consent of KPMG LLP.

  24.1*     Power of Attorney.

------------------
* Filed herewith

      (b) Financial Statement Schedules.

          Schedule II--Valuation and Qualifying Accounts.

          Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown on the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

      The undersigned Registrant hereby undertakes:

      (a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Insilco pursuant to the provisions described in Item 15, or otherwise, Insilco has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Insilco of expenses incurred or paid by a director, officer or controlling person of Insilco in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Insilco will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, State of Ohio, on the 11th day of May, 1999.

                                     INSILCO HOLDING CO.

                                     By:                 *
                                         ---------------------------------------
                                         Robert L. Smialek,
                                         Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


      Signature                             Title                                Date
      ---------                             -----                                ----
          *                  Chairman and Chief Executive Officer             May 11, 1999
-------------------------    (Principal Executive Officer)
  Robert L. Smialek


          *                  Vice President and Chief Financial Officer       May 11, 1999
-------------------------    (Principal Financial Officer)
   David A. Kauer


 /s/ Michael R. Elia         Vice President and Comptroller                   May 11, 1999
-------------------------    (Principal Accounting Officer)
     Michael R. Elia


          *
-------------------------    Director                                         May 11, 1999
  William F. Dawson


          *
-------------------------    Director                                         May 11, 1999
    Thompson Dean


          *
-------------------------    Director                                         May 11, 1999
    David Y. Howe


          *
-------------------------    Director                                         May 11, 1999
  Randall E. Curran


          *
-------------------------    Director                                         May 11, 1999
    Keith Palumbo


          *
-------------------------    Director                                         May 11, 1999
  John F. Fort III



*By:  /s/  Kenneth H. Koch
      -----------------------------
      Kenneth H. Koch
      Attorney-in-fact
